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                            June 28, 2023

       Khurram Sheikh
       Chief Executive Officer
       CXApp Inc.
       Four Palo Alto Square, Suite 200,
       3000 El Camino Real
       Palo Alto, CA 94306

                                                        Re: CXApp Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            File June 20, 2023
                                                            File No. 333-271340

       Dear Khurram Sheikh:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023 letter.

       Amendment No. 2 to Form S-1

       Principal Stockholders, page 97

   1. We note your revisions to the beneficial ownership table in response to prior comment 5.
                                                        Please continue to
revise the table to be consistent with the disclosure requirements of
                                                        Item 403 of Regulation
S-K. For example,
                                                            In the preface to
the table or in footnote (1), disclose the total number of Class A shares, Class C
shares and Common Stock outstanding.
                                                            It is not clear why
you disclose that the Sponsor beneficially owns 15,158,304 shares rather than
15,756,304 shares. Please advise.
                                                            It is not clear how
you arrived at the percentage beneficial ownership of the Sponsor
 Khurram Sheikh
CXApp Inc.
June 28, 2023
Page 2
           and Khurram P. Sheikh. Please advise.
             You should disclose the natural person(s) who have voting and/or investment power
           over the company   s shares held by the Sponsor.
             With respect to Khurram P. Sheikh   s beneficial ownership amount,
you should
           provide footnote disclosure of the amount of such shares he has the right to acquire beneficial ownership within 60 days. You should also clarify whether his share amount includes the shares held by the Sponsor.
             You continue to include a row entitled    Pro forma Common Stock
..

      There are just examples. Please revise as appropriate.
Selling Securityholders, page 98

2. Please include the shares underlying BlackRock's private warrants in BlackRock's beneficial ownership amount prior to and after the offering. In addition, please indicate the number of shares being offered by the Sponsor that consist of shares underlying the
      Sponsor's private warrants.
       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any questions.



                                                            Sincerely,
FirstName LastNameKhurram Sheikh
                                                            Division of
Corporation Finance
Comapany NameCXApp Inc.
                                                            Office of
Technology
June 28, 2023 Page 2
cc:       Michael J. Mies, Esq.
FirstName LastName